SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-21956

                           NOTIFICATION OF LATE FILING


(Check  [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
One):   [ ] Form N-SAR

For Period Ended:                      March 31, 1999
                 ---------------------------------------------------------------

[ ]    Transition Report on Form 10-K     [ ]    Transition Report on Form 10-Q
[ ]    Transition Report on Form 20-F     [ ]    Transition Report on Form N-SAR
[ ]    Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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                         Part I. Registrant Information

Full name of registrant Evans Systems, Inc.
                        -------------------

Former name if applicable
                         -------------------------------------------------------

                           720 Avenue F North, Bay City, Texas 77404
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Address of principal executive office

                        Part II. Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th


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         calendar  day  following  the  prescribed  due  date;  or  the  subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c) The  accountant's  statement  or other  exhibit  required  by Rule
          12b-25(c) has been attached if applicable.

                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant was unable to file the Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (the "Report") without unreasonable effort or expense due to the delays in gathering information for inclusion therein.

                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification

              Richard Goeggel              (409)              245-2424
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                  (Name)                (Area Code)      (Telephone number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Evans Systems, Inc.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      May 17, 1999            By /s/ Richard Goeggel
    --------------------------       -------------------------------------------
                                     Name: Richard Goeggel
                                     Title: Chief Financial Officer

                                       -2-
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Results  for  continuing  operations  during the  quarter  ended  March 31, 1998 included gross profit of $434,000, resulting from the anticipated refund of excise taxes which had previously been overpaid. Results for the quarter ended March 31, 1999 will include an additional charge of approximately $205,000, resulting from legal and professional fees and other expenses related to the Company's proposed merger with Duke and Long Distributing, Inc.